FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Webcast Annual and Special Meeting on June 21, 2017	1.

Document 1
NEWS RELEASE

FOR IMMEDIATE RELEASE

BlackBerry to Webcast Annual and Special Meeting on June 21, 2017

Waterloo, Ontario - June 14, 2017 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) will hold its Annual and Special Meeting of Shareholders on Wednesday, June 21, 2017 at 10 a.m. ET in Waterloo, Ontario. A live webcast can be accessed by logging on at http://ca.blackberry.com/company/investors/events.html.

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today's enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

###
Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@blackberry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 15, 2017	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller